

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 24, 2017

Mr. Allan Pratt
Chief Executive Officer
Paid, Inc.
200 Friberg Parkway, Suite 4004
Westborough, MA 01581

> **Re: Paid, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed March 31, 2017**
> **File No. 0-28720**

Dear Mr. Pratt:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Notes to Consolidated Financial Statements

Note 4. Acquisition – emergeIT, page F-13

1.   Addressing each of the factors identified in ASC 805-10-55-10 through -15, tell us in detail how you identified the accounting acquirer in the emergeIT acquisition. In doing so, explain why this transaction is not a reverse merger with emergeIT representing the accounting acquirer.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Andrew Blume, Staff Accountant, at (202) 551-3254 or me at (202) 551-3737 with any questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products